Exhibit 99.1

Gorilla Technology Appoints Thomas Sennhauser as Chief Technology Officer of Infrastructure Practice

LONDON, United Kingdom – (Newsfile Corp. – November 3, 2025) – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today announced the appointment of Thomas Sennhauser as Chief Technology Officer of Infrastructure Practice.

In this newly defined role, Mr. Sennhauser will lead the design, buildout, and global delivery of Gorilla’s next-generation AI data centres, GPU-as-a-Service platforms, and national-scale digital infrastructure programmes.

Mr. Sennhauser joins the executive leadership team following his critical contribution to Gorilla’s recently announced $1.4 billion Freyr infrastructure programme across Southeast Asia, one of the largest sovereign AI deployments in the region to date.

As CTO of Infrastructure Practice, Mr. Sennhauser will report to Gorilla’s CTO, Dr. Raj Natarajan, who leads the business’ global technology operations. Following his appointment to the executive team, Mr. Sennhauser will continue to serve on Gorilla’s Board of Directors in a non-independent capacity.

“Thomas is a life-long technologist, builder, strategist, and operator,” said Jay Chandan, Chairman and CEO of Gorilla Technology. “He has executed infrastructure at scale, led transformations inside some of the most complex organisations in the world, and understands what it means to translate architectural ambition into results. Having served on our board for nearly a year, he is exceptionally well placed to partner with Raj as we advance Gorilla’s infrastructure strategy worldwide.”

“Gorilla is solving real problems in real markets at a scale most companies only talk about. The opportunity to lead the infrastructure practice at this stage, when the company is deploying sovereign AI platforms, delivering multi-country data centre programmes and standing up digital public infrastructure, is both rare and meaningful,” said Mr. Sennhauser. “The company is a first mover in sovereign AI readiness and execution. Gorilla’s clarity of purpose and speed of innovation position it to power the future, enabling digital transformation at scale across the globe. I am proud to take on this role and help shape the global infrastructure backbone that AI-driven economies will depend on.”

With over 30 years in enterprise technology, Mr. Sennhauser has built a strong track record across some of the most respected names in the industry. At Intel Corporation as CTO and Business Lead for Asia-Pacific & Japan, he led strategic AI, data centre and cloud-native infrastructure programmes, while steering customer partnerships and regional ecosystem development.

At Hewlett Packard Enterprise, Mr. Sennhauser served as CTO of the Enterprise Group APJ, spearheading the launch of NFV/SDN capabilities across telcos, scaling IoT platforms and transforming solution-based sales.

Prior to these roles, he also held positions at Swisscom and HPE Consulting, during which time his efforts included building telco consulting practices, managing strategic architecture for Tier-1 operators, and leading go-to-market transformation across multiple geographies.

Upcoming Earnings Release

The Company expects to release its third-quarter 2025 financial results in mid-November 2025. Further details, including the exact date and dial-in information for the earnings call, will be announced in due course.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com

Public Relations Contact:

Samantha Dowd

Prosek Partners

GRRR@prosek.com